# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHZilla Corporation, CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, Suite 200, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082047

## Reporting persons
- Electric Capital Partners Frontier Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,759,569; sole dispositive power 0; shared dispositive power 13,759,569; aggregate amount beneficially owned 13,759,569 (8.6% of the class)
- Electric Capital Partners Frontier Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,759,569; sole dispositive power 0; shared dispositive power 13,759,569; aggregate amount beneficially owned 13,759,569 (8.6% of the class)
  Comment: Limited Liability Company
- Electric Capital Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,759,569; sole dispositive power 0; shared dispositive power 13,759,569; aggregate amount beneficially owned 13,759,569 (8.6% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: ETHZilla Corporation
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Suite 200, Palm Beach FL, 33480

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are:

Electric Capital Partners Frontier Master Fund, LP (the "Master Fund")
Electric Capital Partners Frontier Fund GP, LLC (the "General Partner")
Electric Capital Partners, LLC (the "Investment Manager")
Address of principal business office or, if none, residence:
The business address of the Master Fund is 103 South Church Street, #472 George Town, Cayman Islands KY1-1106.

The business address of each of the General Partner and the Investment Manager is 855 El Camino Real, #13A-152, Palo Alto, California 94301.
Citizenship:
The Master Fund is a limited partnership formed under the laws of the Cayman Islands.

Each of the General Partner and the Investment Manager is a limited liability company formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of the Master Fund, the General Partner, and the Investment Manager may be deemed to beneficially own 13,759,569 Shares.
Percent of class: Each of the Master Fund, the General Partner, and the Investment Manager may be deemed to beneficially own 8.6% of the Shares outstanding, calculated based on 160,176,122 Shares outstanding as of September 26, 2025 (according to the issuer's Form 8-K/A as filed with the Securities and Exchange Commission on September 30, 2025).
Sole power to vote or to direct the vote:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0
Shared power to vote or to direct the vote:
The Master Fund: 13,759,569
The General Partner: 13,759,569
The Investment Manager: 13,759,569
Sole power to dispose or to direct the disposition:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0
Shared power to dispose or to direct the disposition:
The Master Fund: 13,759,569
The General Partner: 13,759,569
The Investment Manager: 13,759,569

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EX-1 - Joint Filing Agreement

## Signatures
- Electric Capital Partners Frontier Master Fund, LP: /s/ Avichal Garg, Electric Capital Partners Frontier Fund GP, LLC, its general partner Avichal Garg, Managing Member (10/02/2025)
- Electric Capital Partners Frontier Fund GP, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (10/02/2025)
- Electric Capital Partners, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (10/02/2025)